April 11, 2014

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

U.S.A.

Re:	Nomura Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2013
Filed June 27, 2013 Form 6-K Furnished December 20, 2013
File No. 001-15270

Dear Mr. Vaughn:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated March 31, 2014 (the “Letter”) with respect to the Form 6-K of Nomura Holdings, Inc. (“Nomura”) furnished with the SEC on December 20, 2013. Our response to the Staff’s comments in the Letter is set forth below. For your convenience, we have included the text of the Staff’s comments below and have keyed our response accordingly.

Form 6-K furnished on December 20, 2013

Notes to the Consolidated Financial Statements (UNAUDITED)

Note 3 - Derivative instruments and hedging activities, page F-43

1.	You disclose in footnotes (2) and (1) on pages F-46 and F-54, respectively, that the gross amounts within the tabular presentation include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. Given that the scope of the disclosures in ASC 210-20-50-1(d) is only applicable to certain financial instruments that are offset in accordance with ASC 210-20-45 and ASC 815-10-45 and those that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45, please separately quantify the amount of derivatives included within your tabular disclosure that are not subject to an enforceable master netting arrangement. Additionally, please revise your disclosure in future filings to describe any common features or counterparties to these types of derivative contracts where you do not have an “enforceable” master netting arrangement, and clarify whether these derivatives are risk managed any differently than the derivatives that are subject to “enforceable” master netting arrangements.

Response:

The gross balances of derivative assets and derivative liabilities which are not subject to an enforceable master netting arrangement or similar agreement as of March 31, 2013 and September 30, 2013 are shown in the table below.

	Billions of yen
	March 31, 2013		September 30, 2013
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Total gross balances subject to enforceable master netting arrangements or similar agreements	¥26,915	¥26,603	¥25,336	¥25,043

Total gross balances not subject to enforceable master netting arrangements or similar agreements	660	855	975	1,051

Total gross balances (as reported in our Form 6-K)	¥27,575	¥27,458	¥26,311	¥26,094

The gross balances of reverse repurchase agreements (assets) and repurchase agreements (liabilities) which are not subject to an enforceable master netting arrangement or similar agreement as of March 31, 2013 and September 30, 2013 are shown in the table below.

	Billions of yen
	March 31, 2013		September 30, 2013
	Reverse repurchase agreements	Repurchase agreements	Reverse repurchase agreements	Repurchase agreements
Total gross balances subject to enforceable master netting arrangements or similar agreements	¥20,566	¥24,249	¥22,657	¥25,596

Total gross balances not subject to enforceable master netting arrangements or similar agreements	1,617	2,083	1,146	2,729

Total gross balances (as reported in our Form 6-K)	¥22,183	¥26,332	¥23,803	¥28,325

The gross balances of securities borrowing transactions (assets) and securities lending transactions (liabilities) which are not subject to an enforceable master netting arrangement or similar agreement as of March 31, 2013 and September 30, 2013 are shown in the table below.

	Billions of yen
	March 31, 2013		September 30, 2013
	Securities borrowing transactions	Securities lending transactions	Securities borrowing transactions	Securities lending transactions
Total gross balances subject to enforceable master netting arrangements or similar agreements	¥4,385	¥2,319	¥4,838	¥2,353

Total gross balances not subject to enforceable master netting arrangements or similar agreements	1,679	143	1,561	205

Total gross balances (as reported in our Form 6-K)	¥6,064	¥2,462	¥6,399	¥2,558

The amounts reported above as not being subject to enforceable master netting arrangements or similar agreements represent transactions not executed under a master netting arrangement or similar agreement as well as transactions which are executed under a master netting arrangement or similar agreement but where Nomura has not determined with sufficient certainty whether the right of offset is legally enforceable.

We will revise our disclosures in future filings (beginning with our Form 20-F for the fiscal year ended March 31, 2014) to describe any common features or counterparties to these types of financial instruments where we do not have an “enforceable” master netting arrangement, and clarify whether these financial instruments are risk managed any differently than those that are subject to “enforceable” master netting arrangements

*    *    *    *    *

Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-6746-7850.

Very truly yours,

/s/ Shigesuke Kashiwagi
Shigesuke Kashiwagi
Chief Financial Officer

cc:	Yolanda Trotter

(Division of Corporation Finance,

U.S. Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)

Tadayuki Matsushige

(Ernst & Young ShinNihon LLC)

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